

November 9, 2011

<u>Via E-Mail</u>
Hussein A. Enan
Chief Executive Officer
Insweb Corporation
10850 Gold Center Dr., Suite 250
Rancho Cordova, CA 95670

> **Re: Insweb Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2011**
> **File No. 000-26083**

Dear Mr. Enan:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   It does not appear that you have provided all required information pursuant to Item 14(c)(1) of Schedule 14A. In this regard, we note that you have incorporated by reference, among other documents, the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as well as the Quarterly Report on Form 10-Q for the period ended June 30, 2011. However, it is unclear how you determined that the company is eligible to incorporate such information by reference in your proxy statement. Please revise your proxy statement to include the information required by Item 14(c)(1) of Schedule 14A or tell us the basis for your belief that you may incorporate this information by reference into your proxy statement.

2.   In furtherance of the above comment, we note that it does not appear that you have provided all required historical financial information pursuant to Item 14(c)(1) of Schedule 14A. In addition to your audited financial statements for the relevant periods, please also include the unaudited financial statements of the business to be sold for the

Hussein A. Enan
Insweb Corporation
November 9, 2011
Page 2

same periods, or tell us why you believe you are not required to provide this information. For additional guidance, please see Section H Question 6 of the Division of Corporation Finance's July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        David S. Witek, Esq.
        Sidley Austin LLP